EXHIBIT 99.1

GLG Life Tech Corporation Welcomes the Approval of Stevia as a Sweetener in European Union by Key Committee

VANCOUVER, B.C., July 5, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, acknowledges and welcomes the approval of stevia as a zero calorie sweetener in the European market.

On July 4, 2011, the International Stevia Council (ISC) and its members, which include founding member GLG Life Tech Corporation, welcomes the approval of stevia for use as a sweetener in the European Union.  This comes on the heels of the recent announcement at the Stevia 2011 Conference in London last week, when the European Commission's representative, Wim Debeuckelaere, told delegates that the natural sweetener is on schedule for sanction by the EC in "November or December at the latest."

Dr. Luke Zhang, Chairman and CEO of GLG Life Tech comments, "The recent announcement by the standing committee on the Food Chain and Animal Health on the Commission Regulation to authorize the use of steviol glycosides marks a significant move forward in approving the use of this all-natural, zero calorie sweetener in the European market. With the formal approval of stevia in France two years ago, a positive vote in November will mean that we'll be that much closer to bringing our all natural, zero calorie stevia based sweetener solutions to European consumers."

The ISC points out that the next step in granting approval in the European Union will involve the scrutiny of the regulation by the European Parliament.  It will be encouraging the European Parliament to support the approval of steviol glycosides in Europe so consumers can begin benefiting from the use of an all-natural zero calorie sweetener in their food and beverage. To learn more about today's announcement by the International Stevia Council visit the Council's website at http://www.internationalsteviacouncil.org/article/4-july-2011-international-stevia-council-welcomes-approval-stevia-use-sweetener-european-uni.

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all-natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com